Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 27, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue

Geoffrey Kruczek

Re:	Global Consumer Acquisition Corp

Amendment No. 5 to Preliminary Proxy on Schedule 14A

Filed August 26, 2022

File No. 001-40468

Dear Ms. Donahue and Mr. Kruczek:

On behalf of Global Consumer Acquisition Corp. (the “Company”'), we are hereby responding to the letter dated September 19, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A filed on August 26, 2022, File No. 001-40468 (the “Proxy Statement”).

In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 6 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Questions and Answers About the Proposals, page 4

1.	We note your response to prior comment one, and reissue in part. Please include mention that the financing transactions are non-binding proposals, and that assuming a maximum redemption scenario, GACQ would not have the ability to fund the acquisitions. Highlight this information in a separate question and answer.

RESPONSE: As discussed with the Staff, and as disclosed throughout the Amended Proxy Statement the parties have renegotiated the deal terms, removing the $180 million closing condition, and affirmed that the only financing transactions for the public shareholders to consider in connection with the Business Combination are the Sponsor Note and the Seller Note (each as defined in the Amended Proxy Statement), both of which are definitive, binding and probable.

Accordingly, assuming a maximum redemption scenario and the approval of the Current Charter Amendment Proposal, GACQ would have the ability to fund the business combination through the issuance of these notes.

Additional detail regarding the above has been included in separate question and answers on pages 7 through 9 of the Amended Proxy Statement.

2.	Please provide updated financial disclosures related to GP Global here and in risk factors, to the extent applicable.

RESPONSE: Updated financial disclosures have been added to pages 23 and 66 of the Amended Proxy Statement.

The GP Global Stock Purchase Agreement Anticipated Accounting Treatment , page 28

3.	Please revise the disclosures related to the anticipated accounting treatment for the acquisition of GP Global, under both the minimum and maximum redemption scenarios, to be consistent with the disclosures on page 172.

RESPONSE: The Company now consistently presents the anticipated accounting treatment for the acquisition of GP Global on pages 31, 96 and 107 of the Amended Proxy Statement.

Proposed Financing Transaction in Connection with the Business Combination, page 34

4.	We note your response to prior 2. As previously requested, please revise the Proxy Statement to prominently explain and disclose the following:

•	The reasons why you have been unable to obtain definitive financing for the acquisitions to date;

RESPONSE: As stated in our response to Comment 1 above, and as disclosed throughout the Amended Proxy Statement, the Company has been able to obtain definitive financing for the acquisitions through the Sponsor Note and the Seller Note. Due to the current challenging financial market environment, the Company has not been able to procure additional financing sources at this time and the public shareholders should assume that the Sponsor Note and the Seller Note are the only definitive financing arrangements available to the Company in connection with the Closing of the Business Combination.

•	The reasons why you intend to proceed with shareholder votes seeking approval for each acquisition prior to obtaining definitive financing;

RESPONSE: As stated in our response to Comment 1 above, and as disclosed throughout the Amended Proxy Statement, the Company has been able to obtain definitive financing for the acquisitions through the Sponsor Note and the Seller Note.

•	Whether the proposed financing transaction represents the full range of potential financing sources;

RESPONSE: Clarifying disclosure has been added to pages 8 and 37 of the Amended Proxy Statement indicating that notwithstanding the Company’s efforts to obtain additional financing that might be secured after the Meeting, the Sponsor Note and the Seller Note represent the full range of financing sources for this transaction.

•	The fact that shareholders will not have an opportunity to change their votes related to the acquisitions or to approve any alternative financing agreements that are entered into; and

RESPONSE: Additional disclosure has been added to page 9 of the Amended Proxy Statement to clarify whether the public shareholders will have an opportunity to change their votes related to the Business Combination or to approve any additional financing agreements.

•	The potential risks and consequences to shareholders of voting to approve the acquisitions without knowing how they will they will be financed.

RESPONSE: As stated in our response to Comment 1 above, and as disclosed throughout the Amended Proxy Statement, the Company has been able to obtain definitive financing for the acquisitions through the Sponsor Note and the Seller Note. The Company has also revised risk factor disclosure on pages 72 and 73 of the Amended Proxy Statements, with respect to the potential risks and consequences of the Sponsor Note and the Seller Note.

Unaudited Pro Forma Condensed Combined Financial Information, page 90

5.	Based on the current disclosures related to the Luminex Seller promissory note and the proposed financing transaction, please tell us, and consider the need to revise your disclosures to explain, these aspects of the transaction economics:

•	Due to the fact that the Luminex acquisition is conditioned on the Company entering into definitive agreements for debt, equity or structured financing that will generate at least $180 Million in cash proceeds, clarify the purpose of the Luminex Seller promissory note and explain when and under what circumstances the note would be issued. In this regard, if the Company receives $180 million in cash proceeds from definitive financing agreements, which your disclosure indicates is a condition precedent to closing the Luminex acquisition, it is not clear why the Luminex Seller promissory note would be necessary; and

RESPONSE: As discussed with the Staff, and as disclosed throughout the Amended Proxy Statement, the parties have renegotiated the deal terms, removing the $180 million closing condition, and provided that the only financing transactions for the shareholders to consider in connection with the Business Combination are the Sponsor Note and the Seller Note, both of which are definitive, binding and probable.

•	Based on the disclosed terms of the proposed sale leaseback arrangement, explain why a lender would agree to provide cash proceeds of $75 million in exchange for fixed assets with an estimated fair value of $53.5 million, as currently presented in the pro forma balance sheet.

RESPONSE: The company has added additional disclosure to pages 37, 147 and 175 of the Amended Proxy Statement explaining why a lender would agree to provide cash proceeds of $75 million in exchange for fixed assets with a significantly lower estimated fair value. In short, however, this transaction comports with well settled industry practice and the $75 million valuation has been offered by a publicly-traded U.S.-based real estate investment firm with several years of experience in such transactions.

6.	We note your responses to prior comments 8 and 9 and the revisions to your filing. You disclose that the acquisition of Luminex is conditioned on the Company entering into definitive agreements for debt, equity or structured financing that generate at least $180 Million in cash proceeds and that the Luminex Seller has agreed any purchase price cash shortfall may be paid with a promissory note from the Company. Please revise your pro forma presentation to comply with the requirement in Rule 11-02(a)(10) of Regulation S- X to provide additional pro forma presentations which give effect to the range of possible results. Those presentations should include, but necessarily be limited to:

•	The range of possible terms of the promissory note, including interest rates; maturities; call or put provisions; settlement alternatives, other than cash; acceleration clauses, including whether objective or subjective; and indexation, if any;
•	The range of possible equity issuances and their material terms;
•	The range of possible debt financings and their material terms;
•	The range of possible structures financings and their material terms; and
•	The “certain conditions” you reference for the potential sale leaseback transaction.

RESPONSE: As discussed with the Staff, and as disclosed throughout the Amended Proxy Statement, the parties have simplified the deal terms and removed the $180 million closing condition. The only financing transactions for the shareholders to consider in connection with the Business Combination are the Sponsor Note and the Seller Note, both of which are definitive, binding and probable.

7.	For each of the items described in the preceding comment, please revise your pro forma notes to comply with Rule 11-02(a)(8) which requires that all pro forma adjustments be referenced to notes that clearly explain the assumptions involved. Please also ensure your pro forma financial statements appropriately reflect the impact of the related transactions in all appropriate periods, in this regard we the pro forma statements of operations for the six months ended June 30, 2022 do not record any interest expense related to the Luminex Seller promissory note.

RESPONSE: As discussed with the Staff, and as disclosed throughout the Amended Proxy Statement the parties have simplified the deal terms and removed the $180 million closing condition. The only financing transactions for the shareholders to consider in connection with the Business Combination are the Sponsor Note and the Seller Note, both of which are definitive, binding and probable.

In addition, the Company has revised pro forma notes, including 4(L), 5(EE), 6(II), 7(I), 8(CC) and 9(DD) to appropriately reflect the impact of the related transactions in all appropriate periods.

8.	In regard to the new Bonus share proposal, please revise the pro forma financial statements to address the following:

•	Based on your disclosure that the issuance of the bonus shares will trigger adjustments to the exercise price of the outstanding GACQ warrants as well as to the number of shares issuable upon the exercise of the GACQ warrants, more fully explain and quantify the actual impact the issuance of bonus shares will have on the GACQ warrants;

•	Disclose how you intend to account for the issuance of the bonus shares and provide to us your supporting accounting analysis;

•	Disclose if and how the issuance of the bonus shares will impact your accounting for the GACQ warrants and provide to us your supporting accounting analysis; and

•	To the extent applicable, present the impact of fair value changes to the GACQ warrants that would have resulted if the bonus shares had been issued on 1/1/21 in the annual and interim pro forma statements of operations.

RESPONSE: As discussed with the Staff, and given the time sensitivity of the transaction for all parties involved, the Company determined that it would not be prudent to continue with the bonus share structure and the GACQ Board unanimously determined to proceed with the Business Combination without a bonus pool feature. Accordingly the bonus shares feature has been removed from the Amended Proxy Statement, except to disclose this reasoning on page 140.

9.	We note you have included Proposal #8, in which you are seeking shareholder approval to modify the current charter provision that requires net tangible assets to exceed $5 million upon the consummation of a Business Combination. Please revise your pro forma disclosure to transparently indicate, if true, that the maximum redemption scenario presented is premised on proposal #8 passing. Please further revise your pro form presentation to depict the results that will occur if proposal #8 does not pass. Refer to Rule 11-02(a)(10) of Regulation S-X.

RESPONSE: The Company has added clarifying disclosure on pages 113 and 116 and revised pro forma notes 4(L) and 7(I) to depict the results that will occur if proposal #8 does not pass.

10.	We note your response to prior comment 6; however, we continue to note references in the filing that indicate GP Global has an equity value of $88 million and ~8.8 million shares will be issued to acquire GP Global, for example, see pages 154, 279 and 280 and, potentially, other disclosures related to Mr. Pai.

RESPONSE: The Company has revised the disclosure in the Cover Letter, the Notice, and on pages 5, 160, 187, 286 and 289 of the Amended Proxy Statement to clarify that GP Global has an equity value of $81.7 million and approximately 8.17 million shares will be issued to acquire GP Global.

11.	Refer to note 4(I) on page 109 and note 7(G) on 112 page. We note you reclassified certain revolver debt from current to long-term in the pro forma balance sheets on pages 93-94 and 98-99. Please disclose if you have an agreement from the lenders to extend the maturity dates of such debt beyond 12 months of the date of the pro forma balance sheet. If not, it is not clear how you determined the reclassifications are appropriate. Please clarify or revise.

RESPONSE: The Company has revised the disclosure on pages 97 and 102 of the Amended Proxy Statement

General

12.	We note the "bonus shares" you intend to issue to non-redeeming shareholders. Please revise to clarify the source of the "pool" of shares to be issued and whether non-redeeming shareholders must vote in favor of the proposals. Please also tell us how the establishment of the pool and issuance of shares will be conducted consistent with Section 5 of the Securities Act.

RESPONSE: Given the time sensitivity of the transaction for all parties involved, the Company determined that it would not be prudent to continue with the bonus share structure and the GACQ Board unanimously determined to proceed with the Business Combination without a bonus pool feature. Accordingly the bonus shares feature has been removed from the Amended Proxy Statement, except to disclose this reasoning on page 140.

13.	We note the "adjustments" that will result from the issuance of bonus shares. Please describe those adjustments in greater detail. Provide specific quantified disclosure.

RESPONSE: Given the time sensitivity of the transaction for all parties involved, the Company determined that it would not be prudent to continue with the bonus share structure and the GACQ Board unanimously determined to proceed with the Business Combination without a bonus pool feature. Accordingly the bonus shares feature has been removed from the Amended Proxy Statement, except to disclose this reasoning on page 140.

14.	We note that the bonus shares are to be distributed immediately prior to the consummation of the Business Combination. As such, please revise your disclosure in your disclosure regarding the tax consequences to clearly identify and articulate the tax consequences of issuing the bonus shares in connection with the Business Combination.

RESPONSE Given the time sensitivity of the transaction for all parties involved, the Company determined that it would not be prudent to continue with the bonus share structure and the GACQ Board unanimously determined to proceed with the Business Combination without a bonus pool feature. Accordingly the bonus shares feature has been removed from the Amended Proxy Statement, except to disclose this reasoning on page 140.

15.	Please revise to clarify who can receive bonus shares. For example, will it include your affiliates or other insiders who already agreed not to redeem? Also clarify the timing of the bonus share issuance and how the record date is determined.

RESPONSE: Given the time sensitivity of the transaction for all parties involved, the Company determined that it would not be prudent to continue with the bonus share structure and the GACQ Board unanimously determined to proceed with the Business Combination without a bonus pool feature. Accordingly the bonus shares feature has been removed from the Amended Proxy Statement, except to disclose this reasoning on page 140.

16.	Where you discuss the bonus shares and establishment of the pool, also revise to discuss the financial interests of your affiliates in encouraging shareholders not to redeem their shares in connection with the transactions. Ensure your disclosure regarding the bonus shares is balanced with, for example, equally prominent disclosure regarding these interests, the uncertainty of the financing and inability to complete a PIPE financing, and recent results of operations and financial condition of the targets, such as the recent financial condition of Luminex.

RESPONSE: Given the time sensitivity of the transaction for all parties involved, the Company determined that it would not be prudent to continue with the bonus share structure and the GACQ Board unanimously determined to proceed with the Business Combination without a bonus pool feature. Accordingly the bonus shares feature has been removed from the Amended Proxy Statement, except to disclose this reasoning on page 140.

17.	Regarding Proposal 8, where you include disclosure throughout your document about maximum redemption scenarios, please ensure that such disclosure assumes that articles are amended to lift this cap and consequences if such approval is not obtained.

RESPONSE: The Company has updated its disclosure throughout the Amended Proxy Statement (in particular on pages 7, 96, 113 and 116) to clarify that the Luminex Business Combination Proposal (Proposal 1) in the maximum redemption scenario is conditioned upon the approval of the Current Charter Amendment Proposal (Proposal 8).

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright

Partner